SEC MAIL RECEIVED PROCESSING SECTION FEB 27 2006 WASH. D.C. 199

SECURITIES AND EXCHANGE COMMISSION

06004355

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paragon Advising Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3200 Southwest Freeway, Suite 2350
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

PROCESSED APR 26 2006 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Chevalier-White **713-599-0111**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
UHY Mann Frankfort Stein & Lipp CPAs, LLP
(Name – *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 26 2006 THOMSON FINANCIAL

CHECK ONE:

- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 4/24

OATH OR AFFIRMATION

I, Michael Chevalier-White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Paragon Advising Group, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN DUDLEY
MY COMMISSION EXPIRES
December 13, 2009

Michael Chevalier-White
Signature

CFO, Paragon Advising Partners, L.L.C.
General Partner of Paragon Advising Group, L.P.
Title

Susan Dudley
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARAGON ADVISING GROUP, L.P.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants

A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

The Partners
Paragon Advising Group, L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Paragon Advising Group, L.P. (the "Partnership") as of December 31, 2005, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Advising Group, L.P. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 14, 2006

PARAGON ADVISING GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash	$	47,550
Prepaid expenses		3,345
Other assets		101
TOTAL ASSETS	$	50,996
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued expenses	$	9,335
PARTNERS' CAPITAL		
General partner		278
Limited partners		41,383
TOTAL PARTNERS' CAPITAL		41,661
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	50,996

See notes to financial statements.

PARAGON ADVISING GROUP, L.P.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Investment banking fees	$ -
EXPENSES	
Facility usage fees	55,000
Audit fees	8,100
Regulatory fees	4,604
Professional fees	2,594
Charitable contributions	2,500
Other	3,190
TOTAL EXPENSES	75,988
NET LOSS	$ (75,988)

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

PARAGON ADVISING GROUP, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2005

	General Partner	Limited Partners	Total
Balance at January 1, 2005	$ 585	$ 87,064	$ 87,649
Partners' contributions	200	29,800	30,000
Net loss	(507)	(75,481)	(75,988)
Balance at December 31, 2005	$ 278	$ 41,383	$ 41,661

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

PARAGON ADVISING GROUP, L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(75,988)
Changes in operating assets and liabilities:		
Prepaid expenses		(560)
Other assets		606
Accrued expenses		(1,402)
NET CASH USED IN OPERATING ACTIVITIES		(77,344)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners' contributions		30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		30,000
NET DECREASE IN CASH		(47,344)
CASH, beginning of year		94,894
CASH, end of year	$	47,550

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - NATURE OF OPERATIONS

Paragon Advising Group, L.P. ("Paragon"), a Texas limited partnership formed in August 2001, is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that Paragon will not maintain any margin accounts; will promptly transmit customer funds and deliver securities received; and does not hold funds or securities for, or owe money or securities to, customers. Paragon's general partner (with a 0.667% ownership interest) is Paragon Advising Partners, L.L.C.

Paragon, a Houston-based investment bank, focuses on mergers and acquisitions ("M&A") and financing transactions involving the purchase and sale of a company's equity or other securities. Paragon does not underwrite securities or participate in the brokerage of publicly traded securities. Paragon was granted membership in the National Association of Securities Dealers ("NASD") on February 8, 2002. At December 31, 2005, Paragon was registered as a limited broker-dealer in six states: Texas, Louisiana, Oklahoma, New York, Connecticut, and California.

The general partner and limited partners share in the profits and losses of Paragon based on their percentage ownership. All of the limited partners are officers and owners of the general partner.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition: Revenues from Paragon's operations are recognized in the period the services are provided or upon closing of a M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided. A contingent investment banking fee is earned only if a M&A transaction closes and is recognized on the closing date of a M&A transaction.

Income Taxes: As a partnership, Paragon is not subject to federal or state taxes on its income. The partners include in their federal and state tax returns Paragon's results of operations. Accordingly, no provision for federal or state income taxes has been made for Paragon.

NOTE C - RELATED PARTY TRANSACTIONS

Paragon Advising, L.L.C., a sister company that provides transaction consulting and other strategic advisory services, charged Paragon fees under an expense agreement totaling $55,000 for the year ended December 31, 2005. The expense agreement states that Paragon will pay Paragon Advising, L.L.C. a facilities usage fee of $4,000 per month (January 2005 – May 2005) and $5,000 per month (June 2005 – December 2005) for the use of office space, telecommunications (telephone and internet), furniture for offices and conference room, office equipment, supplies for office equipment, and publications. The expense agreement is reviewed on at least an annual basis and can be terminated by either party.

NOTE D - NET CAPITAL REQUIREMENTS

Paragon is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, Paragon had net capital of $38,215, which was $33,215 in excess of its required net capital of $5,000. Paragon's net capital ratio was .24 to 1. The SEC requirements provide that partners' capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

PARAGON ADVISING GROUP, L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2005

NET CAPITAL		
Total partners' capital		$ 41,661
Deductions for non-allowable assets:		
Prepaid expenses	$ 3,345	
Other assets	101	3,446
Net capital before haircuts on securities positions		38,215
Haircuts on securities		--
Net capital		$ 38,215
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued expenses		$ 9,335
Total aggregate indebtedness		$ 9,335
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6⅔ percent of total aggregate indebtedness)		$ 622
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 5,000
Net capital in excess of required minimum		$ 33,215
Excess net capital		$ 37,282
Ratio: Aggregate indebtedness to Net capital		.24 to 1

NOTE: There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in Paragon's unaudited December 31, 2005 Part IIA FOCUS filing.

See Independent Auditors' Report.

SCHEDULE II - INFORMATION RELATED TO EXEMPTION FROM SEC RULE 15c3-3
DECEMBER 31, 2005

The Partnership is exempt from the possession, control and reserve requirements pursuant to paragraph k(2)(i) of SEC Rule 15c3-3.

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants

A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Partners
Paragon Advising Group, L.P.

In planning and performing our audit of the financial statements and supplementary schedules of Paragon Advising Group, L.P. (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 14, 2006